FOR THL CREDIT SENIOR LOAN FUND 6/30/15 SAR

Shareholder Meeting Results for the THL Credit Senior Loan Fund
(the "Fund")

      On May 14, 2015, the Fund held its Annual Meeting of
Shareholders for the purpose of electing Trustees of the Fund.
The proposal was approved by the Fund's shareholders and the results of the voting are as follows:

Name                    For        Against   Abstained
Joseph Morea          6,404,896    33,854    101,871
Michael Perino        6,404,708    37,048     98,865

      Ronald J. Burton, S. James Coppersmith and Steven A.
Baffico continue to serve in their capacities as Trustees of the Fund.